SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 333-4490

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K   |_| Form 11-K   |_| Form 20-F
             |_| Form 10-Q   |_| Form N-SAR

         For Period Ended: October 31, 1997

|_|  Transition Report on Form 10-K       |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F       |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

         For the Transition Period Ended:  _____________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) which the notification relates: _________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: All American Food Group, Inc.

Former name if applicable  N/A

Address of principal executive office (Street and number): 104 New Era Drive

City, state and zip code: South Plainfield, New Jersey  07080

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is currently attempting to raise additional funds through a private placement of securities, and such efforts have required, to a large degree, the attention and energies of the same personnel reponsible for preparing and filing the Registrant's Annual Report on Form 10-KSB for the year ended October 31, 1997. In addition, the accounting adjustments resulting from the Registrant's issuance of both convertible and non-convertible securities during the previous year are relatively complicated and, as such, the implentation of such adjustments is time-consuming. For these reasons, the Registrant had insufficient personnel and financial resources to prepare and file its Quarterly Report on Form 10-KSB for the year ended October 31, 1997 within the prescribed period, without both unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Andrew Thorburn                 (908)                    757-3022
            (Name)                    (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s). |X| Yes.         |_| No.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?    |_| Yes.         |X| No.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          ALL AMERICAN FOOD GROUP, INC.
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 27, 1998     By: Andrew Thorburn, Chairman & CEO